Exhibit (5)

This is a translation of the original Signature Authorization Card issued by The Senshu Bank, Ltd. on May 1, 2009, which authorizes Mr. Akira Tahara to execute and file documents on behalf of The Senshu Bank, Ltd.

THE SENSHU BANK, LTD.

RE: SIGNATURE AUTHORIZATION CARD

Employee Code:1925

/s/ Akira Tahara

Mr. Akira TAHARA

General Manager
Management Planning Division

Dated May 1, 2009